UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date:  June 20, 2025

June 20, 2025

Sumitomo Mitsui Financial Group, Inc.

Corrections to the Consolidated financial results for the fiscal year ended March 31, 2025

<Under Japanese GAAP>

TOKYO, June 20, 2025 — Sumitomo Mitsui Financial Group, Inc. announced today the following corrections to its “Consolidated financial results for the fiscal year ended March 31, 2025” (under Japanese GAAP) disclosed on May 14, 2025. (Corrected items are underlined)

I. Reason for the corrections

The corrections were made because errors were found in Net exchange (gains) losses, Issuance and redemption of bonds (excluding subordinated bonds), Net change in due to trust account and Effect of exchange rate changes on cash and cash equivalents of our Consolidated statements of cash flows for the fiscal year ended March 31, 2025.

II. Corrected Sections

Summary

1. Consolidated financial results (for the fiscal year ended March 31, 2025)

(3) Cash flows

(Before correction)

	(Millions of yen)
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2025	¥4,969,423	¥(4,512,943)	¥(480,149)	¥66,187,674
Fiscal year ended March 31, 2024	642,862	(918,904)	280,693	66,380,330

(After correction)

	(Millions of yen)
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2025	¥4,848,464	¥(4,512,943)	¥(480,149)	¥66,187,674
Fiscal year ended March 31, 2024	642,862	(918,904)	280,693	66,380,330

I. Operating and financial review

2. Consolidated financial position as of March 31, 2025

(3) Cash flows

(Before correction)

The Company generated ¥ 4,969.4 billion in cash flows from operating activities including interest received and paid, net changes in loans and bills discounted and deposits, an year-on-year increase of ¥ 4,326.6 billion, used ¥ 4,512.9 billion in cash flows from investing activities including purchases and sale of securities and tangible fixed assets, an year-on-year decrease of ¥ 3,594.0 billion, and used ¥ 480.1 billion in cash flows from financing activities including payment of dividends, an year-on-year decrease of ¥ 760.8 billion.

(After correction)

The Company generated ¥ 4,848.5 billion in cash flows from operating activities including interest received and paid, net changes in loans and bills discounted and deposits, an year-on-year increase of ¥ 4,205.6 billion, used ¥ 4,512.9 billion in cash flows from investing activities including purchases and sale of securities and tangible fixed assets, an year-on-year decrease of ¥ 3,594.0 billion, and used ¥ 480.1 billion in cash flows from financing activities including payment of dividends, an year-on-year decrease of ¥ 760.8 billion.

Page 11~12

III. Consolidated financial statements

4. Consolidated statements of cash flows

(Before correction)

	Millions of yen
Year ended March 31	2024	2025
Cash flows from operating activities:
Income before income taxes	¥1,342,349	¥1,699,943
Depreciation	253,827	247,868
Losses on impairment of fixed assets	13,696	7,052
Amortization of goodwill	39,242	32,912
Losses related to sale of the freight car leasing business	108,191	—
Net (gains) losses on step acquisitions	(7,080)	—
Equity in (gains) losses of affiliates	(71,986)	5,504
Net change in reserve for possible loan losses	56,236	111,300
Net change in reserve for employee bonuses	15,231	14,321
Net change in reserve for executive bonuses	1,095	1,038
Net change in net defined benefit asset and liability	(206,752)	(76,526)
Net change in reserve for executive retirement benefits	46	(172)
Net change in reserve for point service program	6,962	(2,966)
Net change in reserve for reimbursement of deposits	(1,616)	(3,655)
Net change in reserve for losses on interest repayment	(6,431)	120,180
Interest income	(6,213,520)	(6,928,577)
Interest expenses	4,332,866	4,590,358
Net (gains) losses on securities	(157,931)	(460,489)
Net (gains) losses from money held in trust	(199)	88
Net exchange (gains) losses	(1,023,303)	121,784
Net (gains) losses from disposal of fixed assets	8,240	11,753
Net change in trading assets	(3,105,997)	(595,017)
Net change in trading liabilities	2,176,068	(299,132)
Net change in loans and bills discounted	(7,816,963)	(4,223,203)
Net change in deposits	4,874,227	6,752,524
Net change in negotiable certificates of deposit	1,614,779	2,506,958
Net change in borrowed money (excluding subordinated borrowings)	824,962	(3,315,758)
Net change in deposits with banks	(418,953)	2,299,127
Net change in call loans and bills bought and others	(2,223,456)	(6,829,158)
Net change in receivables under securities borrowing transactions	(1,222,928)	1,005,991
Net change in call money and bills sold and others	3,141,184	7,138,387
Net change in commercial paper	(56,179)	216,445
Net change in payables under securities lending transactions	215,664	441,046
Net change in foreign exchanges (assets)	(107,623)	(646,936)
Net change in foreign exchanges (liabilities)	1,402,696	(1,100,136)
Net change in lease receivables and investment assets	48,280	(16,993)
Net change in short-term bonds (liabilities)	439,000	(134,800)
Issuance and redemption of bonds (excluding subordinated bonds)	151,155	689,220
Net change in due to trust account	(525,794)	(771,841)
Interest received	6,109,785	6,964,670
Interest paid	(4,176,630)	(4,588,453)
Other, net	1,013,486	478,347

Subtotal	845,931	5,463,007

Income taxes paid	(203,069)	(493,583)

Net cash provided by (used in) operating activities	642,862	4,969,423

(continued)

	Millions of yen
Year ended March 31	2024	2025
Cash flows from investing activities:
Purchases of securities	¥(36,598,269)	¥(48,625,007)
Proceeds from sale of securities	14,138,643	18,204,027
Proceeds from redemption of securities	21,888,554	26,275,651
Purchases of money held in trust	(10,595)	(8,611)
Proceeds from sale of money held in trust	0	1
Purchases of tangible fixed assets	(141,688)	(110,930)
Proceeds from sale of tangible fixed assets	2,387	7,005
Purchases of intangible fixed assets	(250,193)	(256,035)
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	(19,782)	(315)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	72,040	1,272

Net cash provided by (used in) investing activities	(918,904)	(4,512,943)

Cash flows from financing activities:
Proceeds from subordinated borrowings	10,000	33,000
Repayment of subordinated borrowings	(30,000)	(33,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	971,660	626,442
Redemption of subordinated bonds and bonds with stock acquisition rights	—	(437,067)
Dividends paid	(348,010)	(412,120)
Dividends paid to non-controlling stockholders	(9,004)	(5,956)
Purchases of treasury stock	(211,434)	(251,629)
Proceeds from disposal of treasury stock	216	181
Proceeds from sale of treasury stock of subsidiaries	4	0
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation	(102,737)	—

Net cash provided by (used in) financing activities	280,693	(480,149)

Effect of exchange rate changes on cash and cash equivalents	511,430	(168,986)

Net change in cash and cash equivalents	516,081	(192,656)

Cash and cash equivalents at the beginning of the fiscal year	65,864,248	66,380,330

Cash and cash equivalents at the end of the fiscal year	¥66,380,330	¥66,187,674

(After correction)

	Millions of yen
Year ended March 31	2024	2025
Cash flows from operating activities:
Income before income taxes	¥1,342,349	¥1,699,943
Depreciation	253,827	247,868
Losses on impairment of fixed assets	13,696	7,052
Amortization of goodwill	39,242	32,912
Losses related to sale of the freight car leasing business	108,191	—
Net (gains) losses on step acquisitions	(7,080)	—
Equity in (gains) losses of affiliates	(71,986)	5,504
Net change in reserve for possible loan losses	56,236	111,300
Net change in reserve for employee bonuses	15,231	14,321
Net change in reserve for executive bonuses	1,095	1,038
Net change in net defined benefit asset and liability	(206,752)	(76,526)
Net change in reserve for executive retirement benefits	46	(172)
Net change in reserve for point service program	6,962	(2,966)
Net change in reserve for reimbursement of deposits	(1,616)	(3,655)
Net change in reserve for losses on interest repayment	(6,431)	120,180
Interest income	(6,213,520)	(6,928,577)
Interest expenses	4,332,866	4,590,358
Net (gains) losses on securities	(157,931)	(460,489)
Net (gains) losses from money held in trust	(199)	88
Net exchange (gains) losses	(1,023,303)	825
Net (gains) losses from disposal of fixed assets	8,240	11,753
Net change in trading assets	(3,105,997)	(595,017)
Net change in trading liabilities	2,176,068	(299,132)
Net change in loans and bills discounted	(7,816,963)	(4,223,203)
Net change in deposits	4,874,227	6,752,524
Net change in negotiable certificates of deposit	1,614,779	2,506,958
Net change in borrowed money (excluding subordinated borrowings)	824,962	(3,315,758)
Net change in deposits with banks	(418,953)	2,299,127
Net change in call loans and bills bought and others	(2,223,456)	(6,829,158)
Net change in receivables under securities borrowing transactions	(1,222,928)	1,005,991
Net change in call money and bills sold and others	3,141,184	7,138,387
Net change in commercial paper	(56,179)	216,445
Net change in payables under securities lending transactions	215,664	441,046
Net change in foreign exchanges (assets)	(107,623)	(646,936)
Net change in foreign exchanges (liabilities)	1,402,696	(1,100,136)
Net change in lease receivables and investment assets	48,280	(16,993)
Net change in short-term bonds (liabilities)	439,000	(134,800)
Issuance and redemption of bonds (excluding subordinated bonds)	151,155	121,915
Net change in due to trust account	(525,794)	(204,537)
Interest received	6,109,785	6,964,670
Interest paid	(4,176,630)	(4,588,453)
Other, net	1,013,486	478,347

Subtotal	845,931	5,342,048

Income taxes paid	(203,069)	(493,583)

Net cash provided by (used in) operating activities	642,862	4,848,464

(continued)

	Millions of yen
Year ended March 31	2024	2025
Cash flows from investing activities:
Purchases of securities	¥(36,598,269)	¥(48,625,007)
Proceeds from sale of securities	14,138,643	18,204,027
Proceeds from redemption of securities	21,888,554	26,275,651
Purchases of money held in trust	(10,595)	(8,611)
Proceeds from sale of money held in trust	0	1
Purchases of tangible fixed assets	(141,688)	(110,930)
Proceeds from sale of tangible fixed assets	2,387	7,005
Purchases of intangible fixed assets	(250,193)	(256,035)
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	(19,782)	(315)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	72,040	1,272

Net cash provided by (used in) investing activities	(918,904)	(4,512,943)

Cash flows from financing activities:
Proceeds from subordinated borrowings	10,000	33,000
Repayment of subordinated borrowings	(30,000)	(33,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	971,660	626,442
Redemption of subordinated bonds and bonds with stock acquisition rights	—	(437,067)
Dividends paid	(348,010)	(412,120)
Dividends paid to non-controlling stockholders	(9,004)	(5,956)
Purchases of treasury stock	(211,434)	(251,629)
Proceeds from disposal of treasury stock	216	181
Proceeds from sale of treasury stock of subsidiaries	4	0
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation	(102,737)	—

Net cash provided by (used in) financing activities	280,693	(480,149)

Effect of exchange rate changes on cash and cash equivalents	511,430	(48,027)

Net change in cash and cash equivalents	516,081	(192,656)

Cash and cash equivalents at the beginning of the fiscal year	65,864,248	66,380,330

Cash and cash equivalents at the end of the fiscal year	¥66,380,330	¥66,187,674